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ANNUAL INFORMATION FORM

MARCH 11, 2026

Annual Information Form
March 11, 2026
A. EXPLANATORY NOTES
The information in this Annual Information Form ("AIF") is stated as at December 31, 2025, unless otherwise indicated. For an explanation of specific terms used in our documents, please refer to the "Glossary of Terms" in this AIF. All references in this AIF to "we", "us", or the "Company", unless otherwise specified, mean North American Construction Group Ltd. and its Subsidiaries (as defined below). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and notes for the year ended December 31, 2025, and the annual Management’s Discussion and Analysis ("MD&A") are available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our AIF is intended to enable readers to gain an understanding of our current business, operations, prospects, risks and external factors that impact our business. To do so we provide material information and analysis about our company and our business at a point in time in the context of our historical and possible future development. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for further detail on what constitutes forward-looking information and discussion of the risks, assumptions and uncertainties related to such information.
B. CORPORATE STRUCTURE
North American Construction Group Ltd.
The Company is a corporation subsisting under the Canada Business Corporations Act, originally formed on November 28, 2006, from an amalgamation of NACG Holdings Inc. with two of its wholly-owned subsidiaries. The amalgamated entity took the name "North American Energy Partners Inc.". On April 11, 2018, the Company changed its name to "North American Construction Group Ltd.". On January 1, 2021, the Company undertook a further amalgamation with certain of its wholly owned subsidiaries, adopting the articles and bylaws of the predecessor parent. Under the Company’s Articles of Amalgamation and Bylaws, there are no restrictions on the business the Company may carry on.
The Company's head office is located at 27287 - 100 Avenue, Acheson, AB, T7X 6H8. Its registered office is 2700, 10155 - 102 Street, Edmonton, AB, T5J 4G8.
Subsidiaries
The Company's business is primarily carried out by its subsidiaries. As at December 31, 2025. Its major subsidiaries consist of:
•Three subsidiaries carrying on business in Australia, all of which are directly or indirectly wholly-owned by the Company, those being M.W.A. Investments Pty Ltd, MacKellar Mining Pty Ltd and MacKellar Asset Company Pty Ltd. All three subsidiaries are corporations subsisting under the laws of Australia.
•Two subsidiaries carrying on business in Canada, both of which are wholly-owned and directly held by the Company, those being North American Fleet LP (operated by its general partner North American Fleet GP Ltd.) and North American Enterprises LP (operated by its general partner North American Enterprises GP Ltd.). Both subsidiaries are limited partnerships established under the Alberta Partnership Act, with their general partners being corporations subsisting under the Business Corporations Act (Alberta).

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•The Company's interest in the Mikisew North American Limited Partnership (operated by its general partner 2109830 Alberta Ltd.). The Company has a 49% ownership and voting interest in both Mikisew North American Limited Partnership, a limited partnership established under the Alberta Partnership Act, and its general partner, a corporation subsisting under the Business Corporations Act (Alberta).
The Company has additional subsidiaries not included above operating in Canada, Australia and the United States, but the total assets and revenues of such subsidiaries do not, individually, constitute more than 10% of the consolidated assets or consolidated revenues of the Company or, in aggregate, constitute more than 20% of the consolidated assets or consolidated revenues of the Company as at December 31, 2025.
C. OUR BUSINESS
General Development of the Business Over the Past Three Years
Key Contract Awards and Amendments
On August 6, 2025, we announced that our Australian subsidiary MacKellar Mining Pty Ltd ("MacKellar") was awarded an amended and extended five-year mine services contract in Queensland, Australia. This contract extension represents an $800 million increase to our backlog and is the largest in our company’s history. As a result, our total contractual backlog reached a record $4.0 billion, providing full top-line visibility for our Australian operations through 2029. This milestone further strengthens our position in the region and demonstrates our ability to secure long-term, high-value agreements with leading resource producers.
On December 11, 2024, we announced that MacKellar was awarded an early works and development contract by a major copper producer in New South Wales, Australia. This project includes establishing site infrastructure in a new mining area, initial overburden removal, and the closure of a reclamation facility. Valued at approximately $100 million, this award marks MacKellar's entry into both a new geographic region and a new customer relationship, aligning with our diversification strategy. The project is set to commence in the first quarter of 2025 and is expected to conclude in the second quarter of 2026.
On December 5, 2024, we announced the extension and amendment of a regional services contract between Mikisew North American Limited Partnership (“MNALP”) and a major Canadian oil sands producer. This contract, effective January 1, 2025, includes committed spending of $500 million over its term, primarily for heavy equipment rentals and bulk unit rate earthworks. Representing about one-third of the expected work across multiple mine sites, the scope includes overburden removal, reclamation, civil construction, and other heavy equipment activities. The contract's expiry date has been extended to January 31, 2029, from January 31, 2027.
On November 21, 2024, MNALP was awarded a heavy civil construction contract by a major oil sands producer. The project involves constructing diversion ditches to manage water flow around active mining areas, with completion anticipated by October 2026. Expected to generate approximately $125 million in revenue, this award underscores NACG’s longstanding expertise and trusted relationships in the region. Work is scheduled to begin in January 2025.
On August 28, 2024, we announced that MacKellar secured a five-year contract with an existing client, a leading metallurgical coal producer in Queensland, Australia. This contract transitions an existing dry rental fleet agreement into a fully maintained fleet arrangement, with a total estimated value of $375 million. With minimum hour commitments, the contract qualifies as contractual backlog and has an expiry date of September 30, 2029.
On March 5, 2024, MacKellar was awarded a five-year contract extension by a major metallurgical coal producer in Queensland, Australia. This extension, which runs through June 30, 2030, encompasses fully maintained equipment and related services. The estimated annual rental value of $100 million results in a total contract value of $500 million.
On January 31, 2024, we announced that MNALP was awarded a three-year regional services contract by a major producer in the Canadian oil sands region. The agreement includes services across multiple mine sites, with initial committed earthworks volumes in the first year providing NACG with $225 million in contractual backlog.

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Acquisitions and Dispositions
On December 18, 2025, we announced our agreement to acquire Iron Mine Contracting ("IMC"), a leading Western Australian mining services contractor. The transaction is subject to customary closing conditions, including approval by the Australian Competition and Consumer Commission under section 51ABX of the Competition and Consumer Act 2010. The transaction is expected to close early in the second quarter of 2026. IMC provides contract mining, crushing, civil, and tailings services across gold, iron ore, and lithium sectors, with a strong order book exceeding $0.8 billion, including a new three-year lithium contract. This acquisition is a strategic extension of our business into Western Australia, leveraging IMC’s established reputation for operational and safety excellence, strong margins, and a culture that aligns with NACG’s values. The transaction will be funded through a combination of senior-secured bank financing, vendor debt, and our existing credit facility, with additional structured earn-outs and deferred payments over four years. We believe the combination of IMC and MacKellar will position us as a Tier 1 contractor capable of executing complex scopes across all of Australia, accelerating our growth strategy in a region recognized globally for base and precious metals, as well as critical and rare earth minerals. This acquisition will also enable us to pursue larger projects, expand our client base, and optimize our Canadian fleet and maintenance expertise for low-capital growth in the Australian market.
On December 1, 2025, we signed an agreement with a private heavy equipment rental provider to divest 26 Caterpillar 797 (400-ton) haul trucks located in the oil sands region and to acquire 7 Hitachi 830 (240-ton) haul trucks located in Australia. Of the 26 units, NACG directly divested 15 units and the Mikisew North American Limited Partnership (“MNALP”) divested 11 units. The transaction intends to accelerate fleet deployment and utilization in support of contracted long-term growth in Australia in 2026, while reducing leverage and optimizing capital allocation. The agreement reduced outstanding equipment-related debt of Canadian assets and materially shortened the deployment lead time of the Hitachi 830 haul trucks to Australian-based customers. The acquired units are expected to be mobilized and deployed on long-term contracts in 2026, supporting expansion within the Heavy Equipment – Australia segment.
On October 1, 2023, we acquired 100% of the shares and business of the MacKellar Group, a privately owned Australia-based provider of heavy earthworks solutions to the mining and civil sectors for total consideration of $179.7 million, comprised of a cash payment, a contingent payment based on forecasted performance for a specific customer which is expected to be paid in full, an earn-out mechanism based on MacKellar’s net income generated over four years, and deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and is estimated based on unaudited financial statements at closing. When including the debt and cash assumed of $203.9 million and $13.9 million, respectively, on October 1, 2023, the total purchase price was $369.7 million. Subsequent to the effective date, we increased the heavy equipment fleet by incurring $34.9 million of growth capital spending during the fourth quarter. MacKellar Group, with its heavy construction equipment fleet based in Australia, provides heavy earthworks solutions to the mining and civil sectors. The acquisition significantly expanded our global capabilities and allows us to serve a highly valuable and diversified base of customers.
Health and Safety
The Company continues to look at new ways to improve our safety performance and minimize incidents across our operations. Our focus has evolved into understanding key drivers in human and organizational performance and applying its principles to reduce actual and potential serious injuries. By focusing on how work is performed and designing systems that are more resilient to human error, we are enhancing our ability to prevent serious injuries—both actual and potential. This evolution has led to a stronger emphasis on critical risk management and the implementation of effective critical controls. Additionally, we are streamlining our systems to create a more efficient and effective safety program, ensuring that in the event of a failure, risks are mitigated, and consequences remain minimal. This approach is embedded across our organization, guiding how we integrate safety into new operations to foster a culture of continuous improvement and risk reduction.
Leadership Changes
Subsequent to December 31, 2025, on January 20, 2026, Barry Palmer was appointed President and Chief Executive Officer, bringing over 40 years of experience with the company and expertise in both Australian and North American operations.
Subsequent to December 31, 2025, on January 20, 2026, Joe Lambert resigned from his position as President and Chief Executive Officer of the Company to pursue other opportunities.
On June 30, 2025, Melanie Leitch became Vice President, Infrastructure and Growth, bringing more than 20 years of experience in engineering, construction, and project management.

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On June 1, 2025, Stuart Arndell became Vice President of Asset Management, reflecting his deep industry knowledge and leadership experience; he previously served as Managing Director at MacKellar.
On May 14, 2025, Dr. Vanessa Guthrie AO resigned from her position on our board of directors.
On July 1, 2024, Laura Schumacher became Vice President, Finance, reflecting her contributions to the Company's financial management.
On March 1, 2024, Dr. Vanessa Guthrie AO joined our board of directors.
On January 1, 2024, Craig Nauta was promoted to Vice President, Operations, recognizing his leadership in operations.
As of October 1, 2023, alongside the acquisition of the MacKellar Group, Barry Palmer added Regional President, MacKellar Group, to his responsibilities while continuing as Chief Operating Officer. This dual role shows his critical role in driving operational success and integration.
Financing and Capital Allocation
Our approach to financing and capital allocation has remained disciplined, ensuring we maintain flexibility to invest in growth opportunities while delivering shareholder returns through dividends and share buybacks.
Normal Course Issuer Bids
On November 18, 2025, we announced a Normal Course Issuer Bid ("NCIB") commencing on November 20, 2025, to purchase for cancellation up to 2,729,056 common shares. This represents approximately 10% of the public float and 9.3% of the issued and outstanding common shares as of November 10, 2025. To support this NCIB, on January 7, 2025, we entered into an automatic share purchase plan with a designated broker, allowing the purchase of up to 2,729,056 common shares until the NCIB’s expiry on November 19, 2026. During the year ended December 31, 2025, we purchased and cancelled 253,058 shares under this NCIB at an average price of $19.24 per share. These transactions resulted in a decrease to common shares of $2.3 million and a decrease to additional paid-in capital of $2.6 million on our consolidated balance sheets.
Subsequent to the year ended December 31, 2025, the Company purchased and subsequently cancelled 407,616 shares under this NCIB, which resulted in a decrease of common shares of $3.7 million and an increase to additional paid-in capital of $4.8 million.
On October 30, 2024, we announced a Normal Course Issuer Bid ("NCIB") commencing on November 4, 2024, to purchase for cancellation up to 2,087,577 common shares. This represents approximately 10% of the public float and 7.5% of the issued and outstanding common shares as of that date. To support this NCIB, on January 7, 2025, we entered into an automatic share purchase plan with a designated broker, allowing the purchase of up to 2,087,577 common shares until the NCIB’s expiry on November 3, 2025. Under this NCIB, we purchased and cancelled 1,781,550 shares at an average price of $21.24 per share. These transactions resulted in a decrease to common shares of $15.7 million and a decrease to additional paid-in capital of $22.2 million on our consolidated balance sheets.
Convertible Debentures
On January 29, 2025, we announced the full redemption of our 5.50% convertible debentures, originally issued June 1, 2021 and due June 30, 2028, effective February 28, 2025. Holders were able to convert debentures into common shares at $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. The holders of the 5.50% convertible debentures elected to convert $72.7 million of the outstanding principal into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.
Dividend Policy Adjustments
We have consistently increased our regular dividend in recent years as part of our commitment to returning value to shareholders:
•On September 30, 2024, we increased the regular dividend to $0.48 per common share annually; and
•On February 15, 2023, we increased the regular dividend to $0.40 per common share annually

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Senior Unsecured Notes
On May 1, 2025, we completed an initial private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, we completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the “Notes”). The additional offering was issued at a premium of $3.8 million. The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control, we may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, we may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the Indenture. On or after May 1, 2027, we may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to our Credit Facility, equipment financing and building mortgage and rank senior to existing convertible debentures.
Senior Secured Credit Facility Enhancements
To support operational flexibility and strategic growth, we have made several enhancements to our senior secured credit facility (the “Credit Facility”):
•On May 1, 2025, the Credit Facility' maturity date was extended to May 1, 2028, and updated definitions and covenants to include the senior unsecured notes;
•On October 25, 2024, the Credit Facility’s maturity date was extended by one year to October 3, 2027. Capacity was also increased, providing greater flexibility to support operations in Australia and Canada;
•On October 3, 2023, we extended the Credit Facility’s maturity date to October 3, 2026, and added an Australian dollar tranche to facilitate the acquisition of the MacKellar Group
Business Overview
The Company provides a wide range of mining and heavy civil construction services to customers in the resource development, industrial construction and infrastructure sectors within Canada, the United States, and Australia. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. The Company’s reportable segments are "Heavy Equipment - Australia", "Heavy Equipment - Canada", and "Other". The Heavy Equipment - Australia and Heavy Equipment - Canada segments include all aspects of the mining and heavy civil construction services provided within those geographic areas. The "Other" segment includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments, the latter of which includes our current infrastructure projects.
Given the prominence of our joint ventures, we report gross sales to our joint ventures as a percentage of total consolidated revenue. For clarity, this percentage excludes equity accounted results. For the year ended December 31, 2025, gross sales to our affiliates and joint ventures was 44% as a percentage of total consolidated revenue (December 31, 2024 – 48%) and sales to customers other than our joint ventures was 56% (December 31, 2024 - 52%).

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Heavy Equipment - Australia
Through the MacKellar Group, we primarily provide fully maintained heavy equipment rentals at metallurgical and thermal coal mines throughout the state of Queensland. Our services are provided under multi-year contracts which, along with equipment, contain minimum hours, costs recoverable, and maintenance labour rates for our and our client’s equipment as well as other contractual commitments.
We provide full contract mining services on a large thermal coal mine which includes the provisions of a large fleet of heavy equipment, maintenance and full operation of our and our client’s equipment as well as technical and engineering support services.
At present, we have material agreements with existing terms expiring between 2025 and 2030 with eight mine operators at eight different mine sites. During the fourth quarter of 2024, we were awarded an early works and development contract under a unit-rate structure by a copper producer in the state of New South Wales.
We provide stockpile and train loadout management services at two metallurgical coal mines. The services include the management of multiple coal stockpiles using a fleet of large dozers. We provide both operators and full maintenance support. Both contracts are long-term in nature with one site (under different ownership) being an existing client for over 30 years.
We operate two maintenance and rebuild centers in Queensland and one in Western Australia. Our maintenance and mechanical staff perform minor and major equipment and component rebuilds and refurbishments for our light and heavy equipment fleet. We do provide limited component rebuild services to select customers based on available capacity in our facilities.
Western Plant Hire (“WPH”), a subsidiary of the MacKellar Group, operates in Western Australia and exclusively provides heavy equipment rentals to iron ore, gold and lithium producers. Half of Western Plant Hire’s business is conducted through one of two Indigenous JV companies (50% ownership), Barooghumba WPH Pty Ltd Indigenous shareholders are the traditional land holders of several large parcels of land in the northern part of Western Australia, where most of the larger iron ore producers are located. Most of the work is conducted under pure dry rental agreements where our customers take responsibility of the maintenance of our equipment. The larger iron ore producers operate under multi-year Master Services Agreements. The second joint venture company is Ngaliku WPH Pty Ltd. This company supports gold projects in and around the Kalgoorlie region in Western Australia.
DGI (Aust) Trading Pty Ltd. ("DGI") serves the mining and construction industry by supplying production-critical components. DGI is vertically integrated with our maintenance programs and therefore is also able to support our equipment rebuild and component remanufacturing processes. With partners in over ten key countries, DGI maintains a network of suppliers and facilities which enable a unique ability to provide these valuable components in an economical fashion.
Heavy Equipment - Australia contributed 54% of 2025 reported revenues, excluding our share of revenue from joint ventures (51% in 2024 and 16% in 2023). When including our share of revenue from joint ventures, this segment contributed 46% of 2025 combined revenue (42% in 2024 and 12% in 2023).
Heavy Equipment - Canada
We primarily provide operations support services in the Canadian oil sands region as a subcontractor of Mikisew North American Limited Partnership ("MNALP"). MNALP has non-exclusive master service agreements, or multiple use agreements, with major oil sands producers that set out contractual terms over three- to five-year periods under time and material, rental or unit-rate contract structures. Our experienced personnel and versatile fleets have operated across all eight major conventional mines in the oil sands region. Currently, MNALP holds agreements covering work at six of these sites, with terms extending through 2027 to 2029.
Operations support services include a wide variety of services but are mostly dedicated to the removing and handling of muskeg, topsoil and overburden volumes in accordance with the site's overall mine plan. Our operations support includes but is not limited to overburden removal, infrastructure construction within mine site boundaries, initial tailings infrastructure construction and subsequent operational support, heavy civil construction within mining areas, reclamation projects, ore hauling, and other essential tasks that are required for mine site operation. Notably, our heavy civil projects involve haul road construction, stream diversions, and other critical infrastructure developments.
The management of overburden materials – such as muskeg, topsoil, and other non-ore-bearing substances – is a complex and variable process integral to both mine operations and the ensuing reclamation efforts. Mine owners

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often engage contractors like us to manage peak or non-core activities, such as the removal of overburden volumes, and for reclamation scopes.
Additionally, to support overburden management and mining operations, we provide fully maintained long term equipment rentals, ensuring clients have access to the necessary machinery for efficient project execution.
ML Northern Ltd., a subsidiary of NACG, offers field maintenance services to oil sands clients. Their team primarily comprises certified fuel and lube truck professionals who operate a specialized equipment fleet, ensuring optimal on-site support.
Heavy Equipment - Canada contributed 45% of 2025 reported revenues, excluding our share of revenue from joint ventures (48% in 2024 and 79% in 2023). When including our share of revenue from joint ventures, this segment contributed 39% of 2025 combined revenue (39% in 2024 and 60% in 2023).
Other
We provide mine management services for a thermal coal mine in Texas, USA. A multi-year service agreement is in place to provide the framework for the supply of mind and management services as well as labour, equipment, and back-office supplies and services.
We provide heavy equipment maintenance, component remanufacturing and full equipment rebuild services to mining companies and other heavy equipment operators. Our maintenance personnel have specialized skills in working with equipment subjected to the difficult operating conditions of the mining industry. Those specialized skills, combined with our new purpose-built facilities, provide us with the ability to provide a high level of maintenance services in a cost effective manner to our external customers.
The Other segment contributed 2% of 2025 reported revenues, excluding our share of revenue from joint ventures (4% in 2024 and 5% in 2023). When including our share of revenue from joint ventures, this segment contributed 1% of 2025 combined revenue (3% in 2024 and 4% in 2023).
Joint venture ownership
As mentioned above, the vast majority of services provided in the oil sands region are being completed through MNALP. In general terms, this Indigenous joint venture, of which we have a 49% ownership interest, performs the role of contractor and sub-contracts work to us.
Nuna Group of Companies ("Nuna"), of which we own 49%, is a well-established incumbent contractor in Nunavut and the Northwest Territories. Nuna’s construction revenue relates to commodities such as base metals, precious metals and diamonds as well as infrastructure-related projects that involve major earthworks. Nuna continues to successfully complete major projects in Ontario, Saskatchewan and British Columbia. Nuna’s peak business activity occurs during the summer months generally from June to September.
As part of the Fargo-Moorhead flood diversion project, we entered into two joint ventures, each with specific roles and responsibilities. We own a 15% interest in the Red River Valley Alliance, LLC ("RRVA") which is party to the agreement with the Metro Flood Diversion Authority to design, construct, finance, operate and maintain the diversion channel and associated infrastructure that forms part of the Fargo-Moorhead Metropolitan Area Flood Risk Management Project. We own a 30% interest in ASN Constructors which entered into the design and build contract for the project with RRVA. Based in Fargo, North Dakota, the flood diversion project completed its first full year of construction in 2023 and has now surpassed the 50% completion mark.
Our share of joint venture revenue contributed 14% of 2025 combined revenue (18% in 2024 and 25% in 2023).
Fleet and Equipment
As of December 31, 2025, the Heavy Equipment - Australia segment directly operated a heavy equipment fleet of 397 units; approximately 94% were owned and 6% were leased. This fleet is supported by over 800 pieces of ancillary equipment. The Heavy Equipment - Canada segment directly operated a heavy equipment fleet of 541 units; approximately 73% were owned, 25% were leased and 2% were rented. This fleet is supported by over 300 pieces of ancillary equipment. In addition to this, in the Other segment, the joint ventures we operate owned and leased fleets totaling 230 heavy equipment units for a combined total, excluding rented equipment, of 1,155 units.
We have a modern, well-maintained fleet of equipment to service our clients' needs. We operate a significant number of trucks larger than 240 tons in capacity which gives us a distinct advantage over competitors with respect to both specialized skill base and equipment availability. The size and diversity of our fleet gives us the ability to respond on short notice and provide customized fleet solutions for each specific job. Our equipment strategy allows

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us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization.
As of December 31, 2025, our owned and leased fleet (excluding rentals) is comprised of the following categories:

			Heavy Equipment - Australia		Heavy Equipment - Canada
Category	Capacity Range	Horsepower Range	Number Owned	Number Leased	Number Owned	Number Leased
Mining trucks	40 to 400 tons	476 ‑ 2,700	111	7	187	18
Articulating trucks	30 to 60 tons	305 ‑ 406	4	—	5	27
Loaders	1.5 to 16 cubic yards	110 ‑ 690	62	2	27	6
Shovels	18 ‑ 80 cubic yards	1,300 ‑ 3,760	3	3	1	7
Excavators	1 to 29 cubic yards	90 ‑ 1,944	33	1	39	49
Dozers	20,741 lbs to 230,100 lbs	96 - 850	81	7	87	21
Graders	14 to 24 feet	150 ‑ 500	24	3	26	2
Packers	14,175 to 68,796 lbs	216 ‑ 315	3	—	2	—
Other heavy equipment			53	—	19	5
Total			374	23	393	135
Competitive Conditions
Much of our business is secured through the formal competitive bidding process. Our competitive environment and customer behavior is focused on lowering costs and getting the best value for dollars spent. Our customers take different approaches to contracting on their sites and in some cases have embarked on contractor consolidation and the signing of longer-term agreements with committed volumes to ensure safe and cost-conscious execution certainty as well as fleet availability. Our customers continue to increase the number of competitors on their bid lists in efforts to achieve lower pricing. In some cases, we are seeing willingness from the customer and competitors to entertain alternate pricing arrangements such as "risk/reward" agreements where the customer is willing to share in some of the risks, provided there are corresponding costs savings to warrant taking on such risks.
Our commitment to safety, combined with our significant mining and heavy construction knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers. We believe we are a premier provider of contract mining services and heavy civil earthworks. We have operated in western Canada for over 70 years and have participated in every significant oil sands mining project since operators first began developing this resource over 40 years ago. The MacKellar Group has operated in the Queensland region for over 55 years. This participation has given us extensive experience operating in the challenging working conditions created by the harsh climate and difficult terrain in the respective regions. The combination of our significant size and extensive experience makes us one of only a few companies capable of taking on long-term, large-scale mining and heavy civil construction projects. This competitive advantage supports successfully providing similar services to large-scale earthworks infrastructure and resource development projects in Canada, Australia and the United States.
Major Suppliers
We have long-term relationships with the following suppliers of equipment, parts, components, consumables, labour and hauling/lifting services:
Heavy Equipment - Canada
•Finning International Inc. (over 54 years), the Caterpillar heavy equipment supplier in Alberta for the majority of our mining fleet, including repair parts. Our primary supplier of parts and components for CAT equipment;
•Wajax Corporation (over 29 years), the supplier of our mining and construction Hitachi excavators and shovels;
•Brandt Tractor Ltd. (over 39 years), the Alberta supplier for our construction John Deere excavators;
•SMS Equipment Inc. (over 14 years), the Canadian supplier of our Komatsu mining trucks;
•Cummins Western Canada (over 18 years), the supplier of parts and engines for the Hitachi and Komatsu mining equipment;
•Nors Construction Equipment, (over 10 years) the Alberta dealer for Volvo construction equipment, 60T trucks and excavators;
•Imperial Oil (over 19 years), our prime supplier of lubricants for our mining and mobile equipment fleets;

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•Kal Tire (over 21 years), our prime supplier of smaller OTR tires all the way up to large diameter ultra class haul truck tires;
•H-E Parts international, (over 6 years) a supplier of non-OEM parts and components for Komatsu 240T and 320T haul trucks;
•TerrePower (over 13 years), our prime supplier of hydraulic cylinders and pumps for our Hitachi mining shovels and excavators;
•Brikers (over 7 years), a supplier of non-OEM parts and components for heavy equipment;
•Mader Mining (over 3 years), a supplier of quality third-party vendor labour for Heavy Equipment Technicians and Welders;
•Austech Industries (over 3 years), a supplier of quality third-party vendor labour for Heavy Equipment Technicians and Welders;
•Levitt Safety (over 21 years), our primary supplier of fire detection and suppression systems installed on heavy equipment;
•Gregg Distributors (over 22 years), a primary supplier of tooling, consumables and hydraulic hose related products;
•Driving Force (over 7 years), a primary supplier of light vehicle rentals;
•United Rentals (over 20 years), a supplier of support equipment rentals;
•Myshak (over 23 years), a supplier of highway trucking, craneage and equipment; and
•NCSG Crane & Heavy Haul (over 10 years), a supplier of highway trucking, craneage and equipment.
Heavy Equipment - Australia
•Hastings Deering (Australia) Ltd (over 50 years), supplier of Caterpillar heavy earthmoving equipment for most of our mining fleet, including repair parts and service labour;
•Liebherr Australia Pty Ltd., supplier of Liebherr mining excavators and dump trucks, including repair parts and service labour;
•DMS Fire Services Pty Ltd., supplier for fire suppression and portable fire equipment for our heavy earthmoving fleet;
•Hoses 24 Pty Ltd., supplier of hydraulic and pneumatic parts and break-down hose repair service; and
•DavKat Heavy Haulage, transport company providing haulage of all our heavy equipment fleet throughout Queensland.
Finning, Wajax, Brandt, and SMS are also major suppliers for equipment rentals and service labour.
We continue to work with all of our suppliers to identify shared cost savings opportunities, including opportunities to extend vendor parts reliability programs, leverage their parts supply chain, improve the cost effectiveness of vendor supplied maintenance services and reduce costs for rental equipment. We will enter into long term contractual agreements in exchange for more competitive and stable pricing structures and/or rebate programs.
In the Heavy Equipment - Canada segment, we have a tire agreement and allocations with Bridgestone (Kal Tire) along with additional tire availability from Michelin and Goodyear which have allowed us to maintain tire inventories required to keep our fleet fully operational. Our tire inventory and availability from the manufacturers is such that we do not anticipate any tire shortages. Tire supply can be negatively affected by natural disasters, raw material shortages or unscheduled interruptions from global production facilities.
Seasonality
Our operations are subject to seasonal variations, primarily influenced by weather patterns and ground conditions that affect both access and equipment utilization across our reportable segments. These seasonal factors have a direct impact on our quarterly revenue, operational planning, and resource allocation, and should be considered when evaluating our financial performance and outlook.
In the Heavy Equipment – Australia segment, operations in the Queensland region can be affected by the annual rainy cyclone season, typically occurring from November to February. During this period, heavy rainfall and flooding

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can result in temporary suspension of mining activities, leading to reduced utilization of production fleets as equipment is parked for safety reasons. Despite these interruptions, demand for support equipment often increases, as recovery activities such as road clean-up, dewatering, and civil construction are required to restore operational capacity. As weather conditions improve from March onwards, mining activity and equipment utilization generally rebound, supporting a return to normal project execution levels.
In the Heavy Equipment – Canada segment, oil sands peak operational activity occurs from December to March, when frozen ground conditions are optimal for heavy equipment-intensive tasks, including reclamation and muskeg removal. The onset of seasonal thawing from April to June presents operational challenges, resulting in decreased mine support revenue due to limited access and reduced equipment utilization. For other resource mines in Canada, activity typically peaks from May to October, aligning with favorable summer weather that enables increased project execution.
In the Other segment, Nuna’s contribution, recognized through equity income, is highly seasonal and dependent on both project scope and geographic location. In remote Northern regions of Canada, construction activity is concentrated in the third quarter, coinciding with a short summer season that often lasts less than 14 weeks. Southern projects benefit from longer execution windows, generally from June to October, and are less impacted by extreme seasonality, though spring road bans may still affect operations. Winter road construction and maintenance activities are typically scheduled in the fourth and first quarters, when frozen conditions permit site access.
Seasonal fluctuations in activity and equipment utilization may result in variability in our quarterly financial results. Management actively monitors these patterns and adjusts operational plans and resource deployment to mitigate the impact of adverse weather conditions and optimize performance during peak periods.
Health, Safety and Environmental
While environmental permitting and compliance with respect to the projects and sites on which we operate is generally the responsibility of our customers, our operations and business are subject to various legislation and regulation in relation to health, safety and the environment in all of the jurisdictions in which we operate. Beyond our commitment to meet statutory and regulatory requirements, our commitment to health, safety and environmental responsibilities is of utmost priority to us. We are committed to conducting our business in such a manner as to protect and preserve the health and safety of our employees, contractors and the public as well as the safety of the environment.
We have Environment Codes that establish specific environmental management procedures and protocols that all employees, contractors and management personnel must undertake and comply with at all times, including the requirement for us and every contractor to establish waste and water management plans for every project. Among other things, our Environment Codes address and set standards and procedures for: (a) collection, handling, storage, recycling and disposal of waste, including hazardous and non-hazardous waste; (b) prevention, containment and cleanup of spills and leaks of hazardous materials or anything that may cause groundwater contamination; (c) water management and testing; (d) soil management and testing; (e) management of controlled products; (f) noise and energy monitoring and management; (g) storm water contamination prevention; (h) erosion prevention and sedimentary control; (i) air pollution prevention and control; (j) training in relation to the matters dealt with by the Environment Codes; and (k) periodic audits to ensure compliance with the Environment Codes.
At each work site, we develop and implement detailed health, safety and environmental plans as the primary tool to demonstrate and maintain compliance with all applicable regulations and conditions of permits and approvals as well as our Environment Codes. In addition, our Code of Conduct and Ethics Policy (the "Code") identifies health, safety and environmental responsibility as fundamental corporate values. The Code requires that every employee, officer, director, representative and agent of the Company: (a) maintain a safe and healthy workplace for all Company personnel by following health and safety rules and practices instituted by the Company and by reporting accidents, injuries and unsafe equipment, practices or conditions; (b) be accountable for their own health and safety and have a responsibility towards maintaining the health and safety of those with whom they work; (c) report fit for work such that the ability to work safely is not impaired by alcohol, drugs, medications or any other substance; (d) continually improve environmental performance through the implementation of effective systems and the use of technology; (e) ensure that all Company personnel understand NACG’s commitment to and their role in NACG’s environmental performance; (f) conserve natural resources, minimize waste and promote recycling; (g) meet the expectations of our employees, customers, government, regulatory bodies and the community in relation to environmental responsibility; and (h) comply with the environmental policies of our customers while working on their sites.

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Employees are required to report any safety or environmental concerns or violations to their supervisor, to our Health, Safety and Environment department, to our senior officers or to any member of our board of directors, or where anonymity is desired, through our anonymous ethics reporting system. Any issues raised are investigated and included in quarterly reports which are provided to the senior management team and the board of directors. Senior management also receives a weekly report setting out any health, safety or environmental incidents in the previous week and actions to be taken in order to prevent future incidents.
Employees and Labour Relations
NACG maintains strong relationships with its employees, both union and non-union, across all regions. Since the inception of our collective agreements, we have not experienced any union-related labour disruptions, reflecting the stability and collaboration that characterize our workforce.
As of December 31, 2025, in Heavy Equipment - Australia, MacKellar employed approximately 1,532 employees, with 968 of those employees working under an agreement guided by the Fair Work Act and Modern Awards. This agreement defines minimum pay rates and conditions of employment.
As of December 31, 2025, we employed approximately 205 salaried employees (2024 – 198) and 1,123 hourly employees (2024 – 1,167) in our Heavy Equipment - Canada operations. In our Other segment, we employed approximately 246 active employees employed by the Nuna Group of Companies in 2025 (2024 – 239) and 103 active employees employed by ML Northern in 2025 (2024 – 104). Hourly employees account for a significant portion of our workforce, with approximately 83% working under collective bargaining agreements through union membership, consistent with 82% at year-end 2024.
Our hourly workforce fluctuates based on the seasonality of our business, as well as the staging and timing of customer projects. Depending on these factors, the size of our Canadian hourly workforce ranges from approximately 700 to 1,800 employees throughout the year. Additionally, subcontractors perform an estimated 7% to 10% of the work we undertake, providing further flexibility in resource management.
The majority of our Canadian hourly workforce is covered under the Mining “Overburden” Collective Bargaining Agreement with the International Union of Operating Engineers ("IUOE") Local 955, providing labour stability through October 31, 2026. ML Northern operates under a separate collective agreement with the IUOE covering maintenance services, which is set to expire June 2026 at which time bargaining between the IUOE and ML Northern will commence. North American Services Inc. operates under a collective agreement with the Construction Workers Union, CLAC Local 63, which is in effect until June 1, 2029.
D. CAPITAL STRUCTURE AND SECURITIES
Some of the statements contained herein are summaries of the material provisions of our articles of amalgamation relating to dividends, distribution of assets upon dissolution, liquidation or winding up. A copy of our articles of amalgamation can be found on our website at www.nacg.ca. We confirm that no material modifications have been made to the instruments defining the rights of holders of any class of registered securities.
Capital Structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
Voting Common Shares
Each voting common share has an equal and ratable right to receive dividends to be paid from our assets legally available therefore when, as and if declared by our board of directors. In the event of our dissolution, liquidation or winding up, the holders of common shares are entitled to share equally and ratably in the assets available for distribution after payments are made to our creditors. Holders of common shares have no preemptive rights or other rights to subscribe for our securities. Each common share entitles the holder thereof to one vote in the election of directors and all other matters submitted to a vote of shareholders, and holders of common shares have no rights to cumulate their votes in the election of directors. We have no voting rights ceilings.
Non-Voting Common Shares
Except as prescribed by Canadian law and except in limited circumstances, the non-voting common shares have no voting rights but are otherwise identical to the voting common shares in all respects. The non-voting common shares are convertible into voting common shares on a share-for-share basis at the option of the holder if the holder transfers, sells or otherwise disposes of the converted voting common shares: (i) in a public offering of our voting

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common shares; (ii) to a third party that, prior to such sale, controls us; (iii) to a third party that, after such sale, is a beneficial owner of not more than 2% of our outstanding voting shares; (iv) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or (v) in a transaction approved in advance by regulatory bodies.
Outstanding Shares and Shares Held in Trust
On June 12, 2014, we entered into a trust agreement under which the trustee, Canadian Western Trust, purchases and holds common shares to settle units issued under our equity classified Restricted Share Unit ("RSU") and Performance Share Unit ("PSU") long-term incentive plans. Units granted under our RSU and PSU plans vest at the end of a three-year term.
As at March 6, 2026, there were 28,517,365 total voting common shares outstanding, which included 876,010, or 3.0%, of common shares held by the trust and classified as treasury shares on our consolidated balance sheets (28,821,481 common shares, including 871,244, or 3.0%, of common shares classified as treasury shares at December 31, 2025). We had no non-voting common shares outstanding on any of the foregoing dates.
Dividends
As of December 31, 2025, our policy is to pay an annual aggregate dividend of forty-eight Canadian cents ($0.48) per common share, payable on a quarterly basis. We do not have any present intent to change that policy. Dividends declared for each of the three most recently completed financial years are as follows:

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q4 2025	November 10, 2025	$0.12	November 26, 2025	January 9, 2026	$3,272
Q3 2025	August 12, 2025	$0.12	August 29, 2025	October 3, 2025	$3,384
Q2 2025	May 14, 2025	$0.12	June 4, 2025	July 11, 2025	$3,429
Q1 2025	February 24, 2025	$0.12	March 13, 2025	April 9, 2025	$3,557
Q4 2024	October 29, 2024	$0.12	November 27, 2024	January 5, 2025	$3,022
Q3 2024	July 31, 2024	$0.10	August 30, 2024	October 4, 2024	$2,624
Q2 2024	April 30, 2024	$0.10	May 31, 2024	July 5, 2024	$2,673
Q1 2024	February 20, 2024	$0.10	March 8, 2024	April 5, 2024	$2,673
Q4 2023	October 31, 2023	$0.10	November 30, 2023	January 5, 2024	$2,674
Q3 2023	July 25, 2023	$0.10	August 31, 2023	October 6, 2023	$2,674
Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621
Trading Price and Volume
Our voting common shares are listed on the TSX and on the NYSE. The following table summarizes the highest trading price, lowest trading price and volume for our common shares on the TSX (in Canadian dollars) and on the NYSE (in US dollars) on a monthly basis for 2025:

	Toronto Stock Exchange			New York Stock Exchange
Date	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
December 2025	20.41	17.14	3,404,900	14.62	12.46	3,314,900
November 2025	21.89	18.44	3,261,100	15.59	13.14	2,615,300
October 2025	22.09	18.83	3,101,300	15.79	13.41	2,478,300
September 2025	19.88	18.14	2,006,100	14.26	13.10	2,125,300
August 2025	23.10	16.78	3,588,800	16.80	12.12	4,083,300
July 2025	23.26	20.56	1,764,300	17.04	14.92	1,307,800
June 2025	24.90	21.67	1,164,300	18.24	15.81	1,139,400
May 2025	24.83	21.14	1,708,000	17.67	15.17	1,632,000
April 2025	23.37	18.83	1,989,400	16.32	13.19	2,300,900
March 2025	25.77	21.88	2,434,900	17.83	15.09	2,251,800
February 2025	27.68	25.29	1,314,100	19.33	17.50	980,900
January 2025	31.67	27.22	1,531,200	22.08	18.91	1,219,800
Convertible Debentures
As of December 31, 2025, our capital structure included convertible unsecured subordinated debentures.

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The 5.00% convertible debentures were issued on March 20, 2019, with a principal amount of $55.0 million, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30. These debentures are also convertible into common shares, with adjustments for similar events, and for dividends exceeding $0.12 per share. They are not redeemable by the Company except in connection with a change in control, under which holders are entitled to require repurchase at 101% of the principal amount plus accrued interest.
The below table summarizes the highest trading price, lowest trading price and volume for our 5.00% convertible debentures on the TSX (in Canadian dollars).

	5.00% convertible debentures
Date	High ($)	Low ($)	Volume
December 2025	106.00	100.10	219,000
November 2025	103.07	100.61	271,000
October 2025	108.00	102.47	8,829,000
September 2025	102.15	100.68	186,000
August 2025	108.49	101.25	13,916,000
July 2025	110.41	103.00	734,000
June 2025	109.27	107.00	85,000
May 2025	125.00	103.30	178,000
April 2025	108.25	102.10	2,039,000
March 2025	109.48	107.00	827,000
February 2025	121.13	112.00	442,000
January 2025	130.00	120.22	140,000

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E. DIRECTORS AND OFFICERS
Director and Officer Information
Each director is elected at our annual meeting for a one-year term or until such person’s successor is duly elected or appointed, unless his or her office is earlier vacated. As at March 6, 2026, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 2,829,366 common voting shares of the Company (representing approximately 9.9% of all issued and outstanding common voting shares). Our board has determined that each director, other than Barry Palmer, is an independent director under applicable regulatory and exchange standards.
The following table sets forth information about our directors as at March 11, 2026:

Name and Municipality of Residence	Position with the Company	Director Since
Martin R. Ferron	Chair of the Board	June 7, 2012
Houston, Texas, USA
Barry W. Palmer	President & Chief Executive Officer, Director	January 20, 2026
Edmonton, Alberta, Canada
Bryan D. Pinney	Director	May 13, 2015
Calgary, Alberta, Canada
John J. Pollesel	Director	November 23, 2017
Sudbury, Ontario, Canada
Maryse C. Saint-Laurent	Director	August 8, 2019
Calgary, Alberta, Canada
Thomas P. Stan	Director	July 14, 2016
Calgary, Alberta, Canada
Kristina E. Williams	Director	August 8, 2019
Edmonton, Alberta, Canada
Martin R. Ferron is presently the Chair of the Board, was, until December 31, 2021, the Executive Chair of the Board and was, until December 31, 2020, the Chief Executive Officer of the Company. He originally joined the Company as President and Chief Executive Officer and as a member of the Board on June 7, 2012. Previously, Mr. Ferron was Director, President and Chief Executive Officer of Helix Energy Solutions Inc., a NYSE-listed international energy services company. Prior to joining Helix, Mr. Ferron held a variety of senior executive positions for several oil service and construction companies in Europe and Africa.
Barry W. Palmer became President and Chief Executive Officer of the Company on January 20, 2026. He had previously been Chief Operating Officer, a role he held since January 1, 2021, and was named Chief Operating Officer and Regional President of the MacKellar Group in Australia on January 1, 2024. Mr. Palmer joined us in 1982 as a Heavy Equipment Operator. Since then, Mr. Palmer has advanced through the Company holding positions of Operations Foreman; General Foreman; Superintendent; Project Manager; Operations Manager; General Manager, Vice-President, Heavy Construction and Mining Operations; and Senior Vice President, Operations.
Bryan D. Pinney is the principal of Bryan D. Pinney Professional Corporation, which provides financial advisory and consulting services. Mr. Pinney was a partner with Deloitte between 2002 and 2015, serving as Calgary Managing Partner from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011, and as Vice Chair until June 2015. Mr. Pinney was a past member of Deloitte’s board of directors and chair of the Finance and Audit Committee.
John J. Pollesel John J. Pollesel is currently Lead Director for Electra Battery Materials Corporation, a Canadian multinational corporation engaged in mining and refining raw materials for electric batteries. He was formerly the Chief Executive Officer of Boreal Agrominerals Inc. Prior to Boreal, Mr. Pollesel was Senior Vice President, Mining for Finning (Canada). Prior to Finning, he held the positions of CEO for the Morris Group of Companies, Chief Operating Officer for Vale's North Atlantic Operations and Chief Financial Officer for Compania Minera Antamina in Peru.

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Maryse C. Saint-Laurent is a corporate director and currently serves on the board of directors of NFI Group Inc., BBA Group Inc. and ATB Financial. Ms. Saint-Laurent previously served on the boards of Turquoise Hill Resources Ltd., Pretivm Resources Inc., Guyana Goldfiends and the Alberta Securities Commission.
Thomas P. Stan Thomas P. Stan was the President and CEO of Corval Energy Ltd., a Calgary, Alberta based oil company, until September of 2019. Previously, Mr. Stan has held positions as Managing Director of Investment Banking at Desjardins Capital Markets and Blackmont Capital Markets, President and CEO of Phoenix Energy Ltd. and Sound Energy Trust, and Chairman and CEO of Total Energy Services Ltd. Mr. Stan began his career at Suncor and spent 16 years at Hess Corporation as Vice President Corporate Planning. After Petro Canada acquired Hess Canada he became Vice President of Corporate Development of Petro Canada.
.
Kristina E. Williams was named the President and CEO of Alberta Enterprise Corporation in 2014 and oversees the management of the Alberta Enterprise Fund with its 38 active venture capital fund investments and the underlying portfolio of more than 800 technology companies. Prior to joining AEC, Kristina worked for several technology companies where her responsibilities spanned the spectrum of legal, regulatory, international and new business development, corporate strategic planning, intellectual property management, as well as marketing and sales.

The following table sets forth information about our executive officers.

Name and Municipality of Residence	Position	In Current Role Since
Barry W. Palmer	President and Chief Executive Officer	January 20, 2026
Edmonton, Alberta, Canada
Jason W. Veenstra	Chief Financial Officer	September 10, 2018
Edmonton, Alberta, Canada
Jordan A. Slator	Chief Legal Officer	November 28, 2018
Edmonton, Alberta, Canada
David G. Kallay	Chief People Officer	November 28, 2018
St. Albert, Alberta, Canada
Craig H. Nauta	Vice President, Operations	January 1, 2024
Spruce Grove, Alberta, Canada
Laura L. Schumacher	Vice President, Finance	July 1, 2024
Edmonton, Alberta, Canada
Stuart Arndell	Vice President, Asset Management	June 1, 2025
Buderim, Queensland, Australia
Melanie Leitch	Vice President, Infrastructure and Growth	June 30, 2025
Calgary, Alberta, Canada
Andre Desbiens	Managing Director, MacKellar Group	April 1, 2023
Mooloolaba, Queensland, Australia
Jason W. Veenstra joined us on September 10, 2018, as Executive Vice President and Chief Financial Officer. Mr. Veenstra came from Finning International Inc. where most recently he led sales and marketing efforts for Caterpillar equipment in their Canadian mining division. Prior to Finning, Mr. Veenstra spent 10 years at the publicly traded Westmoreland Coal Company in various roles including CFO and Treasurer.
Jordan A. Slator was named Chief Legal Officer on November 15, 2023, previously having been appointed Vice President and General Counsel on November 28, 2018. Mr. Slator originally joined the Company as General Counsel on August 30, 2010. He has also served as Corporate Secretary since June 2, 2011. Mr. Slator began his career in law with Miller Thomson LLP in Edmonton after being called to the Alberta bar in 1996.
David G. Kallay was named Chief People Officer on November 15, 2023, previously having been appointed Vice President, Health, Safety, Environment and Human Resources on November 28, 2018. Mr. Kallay originally joined the Company as Health and Safety Manager on December 1, 2008. He was promoted to General Manager of

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Health, Safety, Environment and Training on October 1, 2011, and General Manager of Human Resources July 21, 2016.
Craig H. Nauta became Vice President, Operations on January 1, 2024, previously having been appointed General Manager, Regional Services on January 1, 2021. Since joining the Company in 2004, Mr. Nauta has also held the positions of Field Engineer, Project Manager, and Operations Manager.
Laura L. Schumacher was appointed Vice President, Finance on July 1, 2024. Since joining the Company in 2008, she has held senior roles in corporate finance and accounting, including seven years as Corporate Controller. Ms. Schumacher holds a Bachelor of Commerce from the University of Alberta and a CPA designation from CPA Alberta.
Stuart Arndell was appointed Vice President, Asset Management on June 1, 2025. He previously served as co-Managing Director at MacKellar, having been appointed to that position in 2023 after serving as Executive General Manager at MacKellar from 2007. Prior to joining MacKellar, he worked as a sales executive and business development manager for Emeco International.
Melanie Leitch joined us on June 30, 2025, as Vice President, Infrastructure and Growth. Prior to joining the Company she worked for Parsons, most recently as Vice President and Canada Alternative Project Delivery Business Development Manager and prior to that as Principal Project Manager. Prior to joining Parsons she served as Vice President with construction contractor Trotter & Morton.
Andre Desbiens became sole Managing Director of MacKellar on June 1, 2025, having previously served as co-Managing Director since April of 2023. Prior to that appointment he had been MacKellar's Chief Financial Officer, a position he had held since January of 2014. Immediately prior to joining MacKellar, Mr. Desbiens had spent over six years as a Senior Manager, Audit & Advisory, with KPMG.
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions
John Pollesel is a director of Electra Battery Materials Corporation (formerly named "First Cobalt Corporation") ("Electra"). Electra announced on June 21, 2017, that it had proposed a friendly merger with Cobalt One Ltd. ("Cobalt One") and CobalTech Mining Inc. ("CobalTech"). At that time, Electra signed letters of intent with each of Cobalt One and CobalTech and requested the TSX Venture Exchange to temporarily halt trading of its shares. The TSX Venture Exchange approved the resumption of trading as of August 28, 2017.
Interest of Management and Others in Material Transactions
No director or executive officer of the Company and, to the knowledge of the directors and executive officers of the Company, none of their respective associates or affiliates, nor any person who owns, controls or directs, directly or indirectly, more than 10 percent of our outstanding voting common shares, nor their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction within our three most recently completed financial years or during our current financial year that has materially affected or is reasonably expected to materially affect us.
F. THE BOARD AND BOARD COMMITTEES
Our board has established the following committees:
Audit & Risk Committee
The Audit & Risk Committee is currently composed of Bryan Pinney, John Pollesel and Kristina Williams, with Mr. Pinney serving as Chair.
Mr. Pinney is a Chartered Professional Accountant and Chartered Business Valuator, with extensive experience in auditing financial statements, assessing internal controls and providing financial advice. During his tenure with Deloitte, from 2002 to 2015, he was quality control review partner for integrated audits on SEC registrants and Canadian publicly traded entities and was an equity partner responsible for signing audit opinions between 1986 and 2015. Further, from 2007 through 2010, he was the National Managing Partner for the audit and assurance practice for Deloitte LLP. Prior to joining Deloitte as a partner, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. He is a Fellow of the Chartered Professional Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration.
Mr. Pollesel worked in a public accounting firm early in his career and has held various senior executive finance positions with public and non-public companies throughout his career, including the position of Chief Financial Officer for Compania Minera Antamina in Peru, one of the largest copper/zinc mining and milling operations in the

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world. He currently sits on the audit committee of Electra Battery Materials Corporation, a Canadian publicly listed company, and was formerly the chair of the audit committee of Noront Resources Ltd., which was a Canadian publicly listed company until its sale in 2022. He holds an Honours BA in Accounting and an MBA from the University of Waterloo and Laurentian University, respectively. He is a Chartered Professional Accountant and a Fellow of CPA Ontario.
Ms. Williams, in her role as President and CEO of Alberta Enterprise Corporation, oversees the finance and accounting functions of the corporation. She also oversees the audit results and evaluation of the fund financial statements. Ms. Williams is also the former Chair of the Audit and Finance committee of the Northern Alberta Institute of Technology. She holds a Master of Business Administration from the University of Alberta.
In accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the listing requirements of the New York Stock Exchange and the requirements of the Canadian Securities regulatory authorities, our board of directors has affirmatively determined that our Audit & Risk Committee is composed solely of independent directors. Based on their experience (see "Director and Officer Information" above), each of the members of the Audit & Risk Committee is financially literate. The board of directors has determined that Mr. Bryan D. Pinney and Mr. John J. Pollesel are both audit committee financial experts, as defined by Item 407(d) (5) of the SEC’s Regulation S-K. Our board of directors has adopted a written charter for the Audit & Risk Committee that is attached as Exhibit A to this AIF and is also available on our website at www.nacg.ca.
Our auditors are KPMG LLP ("KPMG"). Our Audit & Risk Committee has the sole authority to review in advance, and grant any appropriate pre-approvals of all audit and non-audit services to be provided by the independent auditors and to approve fees, in connection therewith, with the Chair of the Committee, on behalf of the Committee, having authority to pre-approve any non-audit services and the related engagement fees up to an amount of $50,000 per engagement provided that such pre-approval is reported to the Committee at its next meeting. The Audit & Risk Committee pre-approved all audit and non-audit related services provided by KPMG LLP in 2025. The fees we have paid to KPMG for services rendered by them include:
•Audit Fees – We incurred $2,280 and $2,839 for audit fees from KPMG during the years ended December 31, 2025 and 2024, respectively. Audit fees were incurred for the audit of our annual financial statements, the audit of internal controls over financial reporting, the quarterly interim reviews of the consolidated financial statements, the audit of statutory financial statements of a subsidiary, assurance over the sustainability report of a subsidiary, and certain procedures pertaining to acquisitions and involvement in securities documents.
•Audit Related Fees – We incurred $nil and $nil for audit related fees from KPMG during the years ended December 31, 2025 and 2024, respectively.
•Tax Fees - We incurred $430 and $283 for income tax advisory and compliance services fees during the years ended December 31, 2025 and 2024, respectively.
•Other Fees - We incurred $4 and $4 in other fees for the years ended December 31, 2025 and 2024, respectively.
The prior year amounts have been updated to reflect actual billings related to the audit made after filing in the prior year.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is currently composed of Thomas Stan, Bryan Pinney and Maryse Saint-Laurent, with Mr. Stan serving as Chair.
The Human Resources and Compensation Committee is responsible for: (a) reviewing and recommending to the Board for approval the Company’s compensation philosophy, policies and guiding principles; (b) assessing whether the Company’s performance indicators and the variable and long-term incentive plans are consistent with Company business strategy and, where appropriate, recommending to the Board any proposed changes thereto; (c) reviewing the Company’s high level functional and organizational structure and where appropriate recommending to the Board any material changes thereto; (d) reviewing, assessing and approving where appropriate those persons recommended by the CEO for appointment to Executive Management of the Company; (e) reviewing and making recommendations to the Board with respect to the approval of all agreements dealing with employment, termination, retirement or other special circumstance between the Company and the CEO; (f) reviewing and approving all agreements dealing with employment, termination, retirement or other special circumstance between the Company and any member of Executive Management other than the CEO; (g) reviewing the CEO’s performance evaluations of the other members of Executive Management; (h) reviewing and making recommendations to the Board with

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respect to the approval of the succession plan for the CEO; (i) reviewing and approving the succession plans for Executive Management other than the CEO on an annual basis; (j) reviewing and recommending to the Board for approval the corporate goals and objectives relevant to the compensation of the CEO and evaluating the CEO’s performance in light of such goals and objectives; (k) reviewing and approving the adequacy and form of compensation for Executive Management other than the CEO; (l) reviewing and approving the compensation of individual members of Executive Management other than the CEO; (m) reviewing and recommending to the Board for approval the executive share ownership requirements, amendments thereof and any changes to the mechanisms to achieve such requirements; (n) reviewing and recommending to the Board for approval the implementation of, eligibility under, grants under, or any proposed changes to the Company’s security-based compensation plans or other long-term incentive plans; (o) reviewing and recommending to the Board for approval the director compensation including annual retainers, any variable compensation and any additional retainers paid to the Chair of the Board and to the Chairs of the committees of the Board, as applicable, as well as any directors’ equity program; and (p) reviewing and approving other compensation proposals, incentive or bonus plans applicable to the Company’s full-time employees broadly.
In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, our board of directors has affirmatively determined that our Human Resources and Compensation Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Human Resources and Compensation Committee that is available on our website at www.nacg.ca.
Operations Committee
The Operations Committee is currently composed of Martin Ferron, John Pollesel and Thomas Stan, with Mr. Pollesel serving as Chair.
The Operations Committee is responsible for: (a) reviewing and evaluating with management the existing health, safety and environment policies of the Company for conformity with industry standards and best practices; (b) confirming that the Company has in place and maintains systems to effectively manage the material health, safety and environmental aspects of the business; (c) confirming that the Company has in place systems to identify risks to health, safety and the environment from the Company’s operations and manage their consequential risks to the Company, its directors, officers and employees; (d) confirming, through internal and external audits, that appropriate health, safety and environment policies, standards, processes, programs, practices and procedures are in place, understood and being adhered to, for the purposes of enabling the Company to comply with applicable laws, regulations, recognized industry practice and permits; (e) reviewing the findings of all health, safety and environment audits performed on the Company’s facilities and operations, supervise and monitor the progress of actions taken or to be taken to remedy any deficiencies or outstanding issues identified therein; (f) confirming and reporting to the Board any changes to applicable health, safety and environment laws, regulations or voluntary programs substantially impacting the Company’s business; (g) monitoring and reporting to the Board on trends and current and emerging public policy issues in matters of health, safety and environment as they may impact or require change of the Company’s operations; (h) reviewing the adequacy of the Company’s environmental and Workers’ Compensation Board insurance coverage at least annually; (i) reviewing annually the Company’s safety results against industry standards and peers; (j) receiving management presentations and other information to assist it in understand the significant operational risks to which the Company is exposed; (k) approving any transactions, including tenders, contracts and commitments, that require Operations Committee approval under the Company's Delegation of Authority Policy; (l) forwarding to the Board for ratification any matter submitted to the Committee for approval if, in the opinion of the Committee, the matter is of a magnitude, scope or risk level that it should be referred to the full Board for approval; and (m) reviewing reports on management’s approach for safeguarding corporate assets, security practices and procedures, business continuity plans, including work stoppage and disaster recovery, environmental risk management activities and results, risk mitigation plans and employee health and safety programs and results.
The board of directors has affirmatively determined that the Operations Committee is composed of a majority of independent directors. Our board of directors has adopted a written charter for the Operations Committee that is available on our website at www.nacg.ca.

Annual Information Form	18	North American Construction Group Ltd.

Governance and Sustainability Committee
The Governance and Sustainability Committee is currently composed of Bryan Pinney, Maryse Saint-Laurent and Kristina Williams, with Ms. Saint-Laurent serving as Chair.
The Governance and Sustainability Committee is responsible for: (a) establishing an appropriate system of corporate governance including practices designed to permit the Board to function independently of management; (b) establishing written terms of reference for directors that describe and communicate performance expectations of a director; (c) reviewing the charters of committees of the Board, including the limits of authority to be delegated to each committee, and recommending any amendments to such charters to the Board for approval; (d) reviewing and monitoring the Company’s corporate liability protection programs for directors and officers; (e) reviewing and recommending to the Board for approval the Company’s public disclosure relating to environmental, social and governance matters; (f) assessing the skills and competencies required for members of the Board and its committees and recommending selection criteria for new directors; (g) identifying candidates for new directors using the selection criteria of the skills and competency assessment, the Board and Senior Management Diversity Policy, as well as a candidate’s education, business, governmental and civic experience, communication and interpersonal skills and any other matters that are relevant to the Board’s objectives; (h) retaining and terminating any search firm to be used to identify director candidates and approving the search firm’s fees and other retention terms; (i) recommending to the Board candidates for nomination for election by the shareholders at each annual meeting and recommending to the Board candidates to fill vacancies that occur between annual meetings; (j) recommending to the Board the removal of a director in extraordinary circumstances; (k) recommending to the Board the composition of Board committees; (l) reviewing annually the Company’s Board and Senior Management Diversity Policy, including targets where applicable, and taking into consideration the succession needs of the Board and senior management; (m) reviewing and making recommendations to the Board relating to requests for outside directorships of the senior officers of the Company; (n) reviewing the Company’s policies regarding sponsorship, donations and political contributions; (o) receiving reports from the Company’s Chief Legal Officer confirming that all reasonable steps have been taken to ensure that the Board and its committees comply with all legislative and regulatory requirements relating to the structure of the Board and its committees; (p) establishing appropriate processes for the annual assessment of the effectiveness of the Board as a whole, each committee of the Board and individual directors; (q) developing orientation and ongoing education plans for the directors; (r) reviewing guidelines and practices relating to environmental protection, including the mitigation of pollution and climate change; (s) considering whether the Company’s policies and practices relating to the environment, climate change, greenhouse gases and other pollutants are being effectively implemented; (t) reviewing the Company’s policies and processes adopted in support of conducting the Company’s business towards meeting high standards of ethics, and social and environmental responsibility; (u) together with the Audit & Risk Committee, reviewing and recommending to the Board for approval the Company’s public disclosure relating to sustainability; (v) together with the Operations and Audit & Risk Committees, reviewing the Company’s operational and capital plans and programs with respect to environmental impacts which pose a high risk to the Company, along with potential opportunities and mitigation; (w) reviewing and recommending to the Board for approval, the need for disclosure of any information and reports concerning the Company’s environmental, social and governance practices, as required by regulatory authorities or industry best practices; (x) reviewing reports from management on public policy proposals, laws, regulations, trends, risks and opportunities relating to environmental, governance, social responsibility and sustainability matters and to discuss with management the potential impact and application of the same on the Company; (y) reviewing the results of annual shareholder votes related to election of directors and recommending to the Board whether any actions are advisable in response to the same; and (z) reviewing the Company’s policies and practices relating to the retention of records to ensure the same meet legal requirements, best practices and are being effectively implemented.
In accordance with the listing requirements of the New York Stock Exchange applicable to domestic listed companies and applicable Canadian securities laws, the board of directors has affirmatively determined that the Governance Committee is composed solely of independent directors. Our board of directors has adopted a written charter for the Governance Committee that is available on our website at www.nacg.ca.

Annual Information Form	19	North American Construction Group Ltd.

G. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information including: (a) statements regarding expected start dates of contracted work not yet starter and expected completion dates of contracted work not yet complete; (b) statements regarding contractual backlog or revenues expected to be generated over the terms of our contracts; (c) statements regarding earn-out payments in relation to the MacKellar acquisition that are based on future net income; and (d) those matters listed in the "Forward-Looking Information, Assumptions and Risk Factors" section of our annual MD&A, which section is expressly incorporated by reference into this AIF. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "intend", "position" or the negative of those terms or other variations of them or comparable terminology.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information or the forward-looking information and related risks, assumptions or other information expressly incorporated by reference into this AIF, except as required by applicable securities laws. Such forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the assumptions and factors that could affect us. See "Assumptions" and "Risk Factors" below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent annual MD&A, which section is expressly incorporated by reference in this AIF.
Assumptions
For a description of assumptions, see the "Assumptions" section of our annual MD&A, which section is expressly incorporated by reference into this AIF.
Risk Factors
A discussion of the Company's risk factors can be found in the “Risk Factors” section in the Company's annual 2025 MD&A, which section is incorporated by reference herein and is available on the Company’s SEDAR+ profile at www.sedarplus.ca.
H. GENERAL MATTERS
Transfer Agent and Registrar
The transfer agent and registrar of the Company is Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.
The Company’s agent in the United States is C T Corporation, located at 111 Eighth Avenue, 13th Floor, New York, New York, 10011 USA.
Material Contracts
We do not consider ourselves to be party to any material contracts other than those entered into in the ordinary course of our business and that are not required to be filed under applicable securities legislation and regulations.

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Experts
KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.
Additional Information
Additional information, including information in respect of (i) the remuneration and indebtedness of the directors and executive officers of the Company; (ii) the principal holders of our securities; and (iii) securities authorized for issuance under equity compensation plans, is contained in our management information circular for our most recent annual meeting of holders of common shares that involved the election of our directors.
Additional financial information relating to the Company is provided in the Company's audited consolidated financial statements and MD&A for the financial year ended December 31, 2025, all of which, together with other information relating to the Company, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR+") database at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and our Company’s website at www.nacg.ca.
U.S. Mine Safety Disclosure
As required by Section 1503 (a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company confirms that its wholly-owned subsidiary NACG Texas Inc. has since June 21, 2020, been the operator of a coal mine located in Texas known as the San Miguel Mine (the "Mine"). During the period of the Company's operation of the Mine in 2025, the Company received, with respect to the Mine: (a) eight (8) citations from the Mine Safety and Health Administration (the "MSHA") under Section 104 of the Federal Mine Safety and Health Act of 1977 (30 U.S.C. 814) (the "Act"); (b) no (zero) orders under Section 104(b) of the Act; (c) no (zero) orders under Section 104(d) of the Act; (d) no (zero) flagrant violations under Section 110(b)(2) of the Act; (e) no (zero) imminent danger orders under Section 107(a) of the Act; and (f) no (zero) orders under Section 103(k) of the Act, issued in 2025. The total value of proposed assessments from the MSHA relating to violations under the Act in relation to the Mine in 2025 was $1,292.00 US (all have been paid). There were zero fatalities at the Mine in 2025. MSHA has not provided any notice with respect to the Mine of a pattern of violations, or the potential to have a pattern of violations, of mandatory health or safety standards that could have significantly and substantially contributed to the cause and effect of health or safety hazards under Section 104(e) of the Act.
Recovery of Erroneously Awarded Compensation
As required by paragraph (19) of Form 40-F, the Company's Executive Compensation Clawback Policy has been filed as Exhibit 97.

Annual Information Form	21	North American Construction Group Ltd.

EXHIBIT A
Audit & Risk Committee Charter
1.PURPOSE
The Board of Directors (the "Board") of North American Construction Group Ltd. (the "Company") has established the Audit & Risk Committee (the "Committee") for the purpose of assisting the Board in meeting its oversight responsibilities in relation to: (a) the integrity of the Company’s financial statements and financial reporting processes; (b) the systems of internal controls over financial reporting established by management; (c) the systems of disclosure controls established by management; (d) the risk identification and assessment process conducted by management, including the programs established by management to respond to such risks; (e) the internal audit function; (f) the process for monitoring compliance with legal and regulatory requirements; (g) the qualifications, independence and performance of the Company's external auditors; and (h) establishment and monitoring of the Company’s codes of conduct and ethics.
2.AUTHORITY
The Committee has the authority to:
(a)conduct or authorize investigations into any matter within its scope of responsibility;
(b)retain and compensate independent counsel, outside experts or other advisors to advise the Committee or assist it with respect to its responsibilities, including approval of applicable fees and the other terms and conditions of retention;
(c)pre-approve all audit services and permitted non-audit services performed by the Company’s external auditors and negotiate the compensation to be paid for such services;
(d)resolve any disagreements between management and the Company’s external auditors regarding financial reporting;
(e)seek any information it requires from employees of the Company, all of whom will be directed by management to co-operate with the Committee’s requests;
(f)meet and communicate directly with the Company’s officers, external auditors, internal auditor, outside counsel and consultants, all as the Committee may deem necessary;
(g)direct the Company’s internal auditor to carry out such activities as the Committee may require;
(h)access all documents of the Company that the Committee may deem relevant to it in carrying out its responsibilities; and
(i)undertake any other activity that may be reasonably necessary for the Committee to carry out its responsibilities as set out in this Charter.
3.COMPOSITION AND QUALIFICATIONS
3.1.The Committee will consist of at least three directors of the Company. The Board will appoint the Committee and its Chair from time to time, upon recommendation of the Governance Committee, with members to hold office until their successors are appointed or until they cease to be directors of the Company.
3.2.Each member of the Committee must be "independent" as that term is defined under the requirements of applicable securities laws and the standards of any stock exchange on which the Company’s securities are listed.
3.3.Each member of the Committee must be "financially literate" in that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that which can reasonably be expected to be raised by the Company’s financial statements.
3.4.At least one member of the Committee will be an "audit committee financial expert" who will possess the attributes outlined in Appendix A.
3.5.No director currently serving on the Committee will serve on the audit committees of more than two additional public companies without prior approval of the Governance Committee.

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3.6.Determinations as to whether a particular director meets the requirements for membership on the Committee will be made by the Board upon recommendation of the Governance Committee.
4.MEETINGS
4.1.The Committee will meet at least once each fiscal quarter, with authority to convene additional meetings as circumstances require. A meeting may be convened by the Chair, any member of the Committee, the external auditors, the internal auditor, the chief executive officer of the Company or the chief financial officer of the Company. The Chair will determine the time, place and procedures for calling and conducting Committee meetings, subject to the requirements of the bylaws of the Company, of this Charter and of the Canada Business Corporations Act.
4.2.A majority of the members of the Committee will constitute a quorum. Members of the Committee may participate in a meeting through any means which permits all parties to communicate adequately with each other. Any member not physically present but participating in the meeting through such means is deemed to be present at the meeting. A quorum, once established, is maintained even if members of the Committee leave before the meeting concludes.
4.3.In the event of a tie vote on a resolution, the issue will be forwarded to the full board for a vote.
4.4.A resolution signed (including signatures communicated by fax or electronic mail) by all members of the Committee entitled to vote on that resolution is as valid as if it had been passed at a meeting of the Committee.
4.5.The Committee may invite such officers, directors and employees of the Company as it may see fit from time to time to attend at meetings and provide information pertinent to any matter being discussed. Any director of the Company is entitled to attend Committee meetings, however, only members of the Committee are eligible to vote or establish a quorum. The external auditors will be entitled to receive notice of every meeting of the Committee and to attend and be heard at the same. The Committee will periodically meet in camera alone and separately with each of the external auditors, the internal auditor and management.
4.6.The Chair will ensure that meeting agendas are prepared and provided in advance to members of the Committee, along with appropriate briefing materials. The Chair will require that minutes recording the decisions reached by the Committee are circulated to, and approved by, the Committee. Once approved, the minutes will be kept with the records of the Company.
5.RESPONSIBILITIES
The Committee will carry out the following responsibilities:
5.1.Financial Reporting
(a)Review with management and the external auditors any issues of concern with respect to financial reporting, including proposed changes in the selection or application of major accounting policies and the reasons for such changes, any complex or unusual transactions, any issues depending on management’s judgment, proposed changes to or adoption of disclosure practices, and the effects of any recent or proposed regulatory or accounting initiatives or pronouncements, all to the extent that the foregoing may be material to financial reporting.
(b)Review with management and the external auditors their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and accounting disclosure practices used or proposed to be used, particularly the degree of aggressiveness or conservatism of the Company’s accounting principles and underlying estimates.
(c)In reviewing with management and the external auditors the results of their year-end audit and quarterly reviews, and management's responses, review any problems or difficulties experienced by the external auditors in performing the audit and reviews, including any restrictions or limitations imposed by management and resolve any disagreements between management and the external auditors regarding these matters.
(d)Review with management, the external auditors and legal counsel, as necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the

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financial position or operating results of the Company, and the manner in which these matters have been disclosed or reflected in the financial statements.
(e)Review with management and the external auditors the annual audited financial statements and the related management discussion and analysis ("MD&A") and press release; make recommendations to the Board with respect to approval thereof before being released to the public and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that any GAAP reconciliation complies with the requirements of applicable securities laws.
(f)Approve the quarterly unaudited financial statements and the related MD&A and press release prior to their release to the public.
(g)Review with management and the external auditors any other matter required to be communicated to the Committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards.
5.2.Internal Controls
(a)Review with management and with the internal and external auditors, as applicable, and assess the adequacy and effectiveness of the Company’s internal controls over accounting and financial reporting, including information technology security and control, and any material non-compliance with such controls.
(b)Understand the scope of internal audits and the external auditors’ review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management’s responses.
(c)Review management’s internal control report and the related attestation by the external auditors and discuss the same with management and external auditors.
(d)Obtain from the chief financial officer and chief executive officer confirmation that each is prepared to sign all required annual and quarterly certificates under applicable securities law in relation to internal controls over accounting and financial reporting. Review any disclosures made by the chief financial officer and chief executive officer regarding significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves management or other employees who have a significant role in the Company’s internal controls.
(e)Consider any special audit steps to be taken in light of any material internal control deficiencies.
5.3.Disclosure Controls
(a)Review with management and with the internal and external auditors, as applicable, and assess the adequacy and effectiveness of the Company’s disclosure controls and procedures, including any material non-compliance with such controls and procedures.
(b)Review and approve the disclosure policy of the Company and periodically assess the adequacy of such policy for completeness and accuracy.
(c)Review the procedures adopted by the Company in relation to public disclosure of financial information extracted or derived from the Company’s financial statements.
(d)Monitor the activities of the Company’s Disclosure Committee.
(e)Review and approve, and in some instances recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that are contained within the following documents:
(i)any prospectus or offering document;
(ii)annual information forms;
(iii)all material financial information required by securities regulations (ex. quarterly and annual financial statements, Forms 6-K, 40-F and F-4) including all exhibits thereto and required certifications of the Company’s principal executive officer and principal financial officer;
(iv)any correspondence with securities regulators or government financial agencies; and

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(v)news or press releases, investor presentations or other documents to be made publicly available that contain audited or unaudited financial information, including the type and presentation of information and, in particular, any pro-forma or non-GAAP information.
(f)Review and approve, and in some instances, recommend approval to the Board, material financial disclosures prior to their public release or filing with securities regulators that relate to related-party transactions or off balance sheet structures.
5.4.Internal Audit
(a)Review and approve the annual internal audit plan, scope of work, internal audit delivery method (staff augmented or co-sourced) and require that the internal audit plan be coordinated with the activities of the external auditors.
(b)Review management's proposed appointment or replacement of any individual engaged to perform internal audit work for the Company.
(c)Review the internal audit reports and management’s responses.
(d)Ensure that the internal auditor has direct and open communication with the Committee in the course of internal audit work and ensure that no unjustified restrictions or limitations are imposed on the internal auditor and that any other disagreements with management are resolved.
(e)Review the effectiveness of the internal audit function on an annual basis, including, resources, qualifications of internal audit staff, the internal auditor’s working relationship with the external auditors and obtain confirmation of compliance by the internal auditor with the relevant codes and standards of The Institute of Internal Auditors. The internal auditor reports functionally to the Chair of the Committee.
5.5.External Audit
(a)Advise the board with respect to the selection, appointment, retention, compensation and replacement of the external auditors. In the event of a change of external auditors, review all issues and provide documentation to the Board related to the change, including the information to be included in the Notice of Change of Auditors and the planned steps for an orderly transition period.
(b)Oversee the work and evaluate the qualifications and performance of the external auditors, in the course of which evaluation the Committee will:
(i)annually obtain and review a report by the external auditors describing: (A) the external auditors’ internal quality control procedures; (B) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors and any steps taken to deal with such issues; and (C) all relationships between the external auditors and the Company (in order to assess the auditors’ independence);
(ii)annually obtain, review and evaluate the qualifications and expertise of the senior members of the external audit team and take into consideration the opinions of management and the internal auditor in that regard; and
(iii)report all of its findings and conclusions with respect to the external auditors to the Board.
(c)Annually review and confirm with management and the external auditors the independence of the external auditors, which review will include but will not be limited to:
(i)ensuring receipt at least annually from the external auditors of a formal written statement delineating all relationships between the external auditors and the Company, including non-audit services provided to the Company, and outlining the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services;
(ii)considering and discussing with the external auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the external auditors;

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(iii)enquiring into and determining the appropriate resolution of any conflict of interest in respect of the external auditors;
(iv)reviewing the timing and process for implementing the rotation of the lead audit partner, the reviewing partner and other partners providing audit services to the Company;
(v)considering whether there should be a regular rotation of the audit firm itself;
(vi)reviewing and approving the Company’s hiring policies regarding the hiring of partners, employees and former partners and employees of the Company’s existing and former external auditors and ensuring a "cooling off" period of at least one year before any such persons can become employees of the Company in a financial oversight role.
(d)Ensure that the external auditors report directly to the Committee and that they are ultimately accountable to the Committee and to the Board as representatives of the shareholders of the Company.
(e)Review and approve the annual audit plan prior to the annual audit of the Company’s financial statements being undertaken by the external auditors, including review of the proposed scope and approach of the external auditors and the coordination of effort with internal audit.
(f)Ensure that the external auditors have direct and open communication with the Committee and that the external auditors meet regularly with the Committee without the presence of management to discuss any matters that the Committee or the external auditors believe should be discussed privately.
(g)Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit and the quarterly reviews.
(h)Review and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the external auditors and the engagement fees in respect to such services, provided that the Chair of the Committee, on behalf of the Committee, is authorized to pre-approve any non-audit services and the related engagement fees up to an amount of $50,000 per engagement. At the next Committee meeting, the Chair will report to the Committee any such pre-approval given.
5.6.Risk Management
(a)Work with management and the Board to assess, establish and monitor the appropriate ‘risk appetite’ for the Company.
(b)Review with management and approve the Company’s risk policies and the procedures developed and implemented to measure the Company’s risk exposures and for identifying, evaluating and managing significant risks.
(c)Regularly monitor the Company’s risk management performance and obtain reasonable assurance that the risk management policies and procedures for significant risks are being adhered to.
(d)Consider and provide advice to the Board, when appropriate, on the risk impact of any strategic decision that the Board may be contemplating, including considering whether any strategic decision is within the ‘risk appetite’ established for the Company and its individual business units.
(e)Review and make recommendations to the Board with respect to the appropriate levels of authority to be granted to the chief executive officer of the Company under the Delegation of Authority Policy.
(f)Review with management and approve any Company policies related to financial risk, including exchange rate risk, hedging, interest rate risk, debt, credit exposure and the use of derivative instruments.
(g)Review and monitor the Company’s loss prevention policies and review the adequacy of insurance coverage (excluding corporate liability protection programs for directors and officers, which are the responsibility of the Governance Committee).
(h)Review with management the annual insurance report including the Company’s risk retention philosophy and resulting uninsured exposure.

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(i)Monitor management’s communication and implementation of the Anti-Fraud Policy and review compliance with such Policy by, among other things, receiving reports from management on:
(i)any investigations of fraudulent activity;
(ii)monitoring activities in relation to fraud risks and controls; and
(iii)assessments of fraud risk.
(j)Periodically review and approve the adequacy and appropriateness of the Anti-Fraud Policy and management’s implementation of the same.
5.7.Code of Conduct and Ethics Reporting
(a)Review the policies and procedures established by management for:
(i)the receipt, retention and treatment of complaints received by the Company regarding financial reporting, accounting, internal accounting controls or auditing matters; and
(ii)the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
(b)Monitor management’s communication and implementation of the Code of Conduct and Ethics Policy and review compliance with such Policy by, among other things:
(i)reviewing on a timely basis serious violations of the Code of Conduct and Ethics Policy; and
(ii)reviewing on a summary basis at least quarterly all reported violations of the Code of Conduct and Ethics Policy.
(c)Periodically review the adequacy and appropriateness of the Code of Conduct and Ethics Policy and management’s implementation of the same and make recommendations to the Governance Committee in that regard.
5.8.Legal and Regulatory Compliance
(a)Review the effectiveness of the system for monitoring compliance with laws and regulations (other than those related to health, environment and safety matters) and the results of management’s investigation and follow-up (including disciplinary action) of any instances of non-compliance. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.
(b)Obtain regular updates from management and legal counsel regarding compliance matters, including compliance with applicable financial, tax or securities regulations and the accuracy and timeliness of filings with regulators.
(c)Review any litigation, claim or other contingent liability, including any tax reassessment that could have a material effect on the financial statements.
(d)Monitor compliance by the Company with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the Company personally liable.
5.9.Information Technology Security
(a)    Review with management and assess the adequacy and effectiveness of the Company's policies, processes and procedures relating to information technology security.
5.10.Other Responsibilities
(a)Regularly report to the Board about Committee activities, issues and related recommendations, including such matters as the Board may from time to time refer or delegate to the Committee.
(b)Annually assess the adequacy of this Charter, submit such evaluation to the Governance Committee and recommend any proposed changes to the Governance Committee to bring forward to the Board for approval.
(c)Evaluate the performance and effectiveness of the Committee on an annual basis.

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(d)Provide an open avenue of communication between the external auditors and the Board.
(e)Perform any other activities consistent with the Committee’s mandate, the Company’s governing laws and the regulations of relevant stock exchanges as the Committee or the Board deems necessary or appropriate.
6.GENERAL
While the Committee has the responsibilities and authorities set forth in this Charter, it is not the responsibility of the Committee to determine whether the Company’s financial statements are complete, accurate or prepared in accordance with generally accepted accounting principles, to manage risks or to conduct audits. These are the responsibilities of management and the external auditors in accordance with their respective roles.

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Appendix A: Audit Committee Financial Expert
At least one member of the Committee will be an "audit committee financial expert" who will possess the attributes outlined below:
1.An understanding of generally accepted accounting principles and financial statements;
2.The ability to assess the general application of generally accepted accounting principles in connection with the accounting for estimates, accruals and reserves;
3.Experience in preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience in actively supervising one or more persons engaged in such activities;
4.An understanding of internal control over financial reporting; and
5.An understanding of audit committee functions.
As provided in the rules of the SEC, the designation or identification of a person as an audit committee financial expert does not (a) impose on that person any duties, obligations or liability that are greater than the duties, obligations or liability imposed on that person as a member of the Committee and the Board in the absence of such designation or identification or (b) affect the duties, obligations or liability of any other member of the Committee or the Board.
A member of the Committee may qualify as an audit committee financial expert as a result of his or her:
a)education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
b)experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
c)experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
d)other relevant experience.

Annual Information Form	29	North American Construction Group Ltd.